EXHIBIT 99.1
Notice to ASX/LSE

4 November 2021

Rio Tinto announces expiration and results of its offer to purchase its 3.750 per cent Notes due 2025

Following the issuance of $1.25 billion 30-year bonds which settled on 2 November 2021, Rio Tinto Finance (USA) Limited has accepted for purchase a total of $759,948,000. This sum excludes Securities that remain subject to the guaranteed delivery procedures described in the Offer to Purchase, aggregate principal amount of notes pursuant to its offer to purchase (the “Tender Offer”) any and all of its outstanding 3.750 per cent Notes due 2025 (the “Securities”), which commenced on 28 October 2021 and expired at 5pm (New York City time) on 3 November 2021. In addition to funding the purchase of the Securities, the proceeds from the 30-year bonds will be used to fund the redemption of the Securities that remain outstanding following the completion of the Tender Offer. The terms and conditions of the Tender Offer are described in the offer to purchase (the “Offer to Purchase”), dated as of 28 October 2021. Capitalised terms not otherwise defined in this announcement have the meaning given to them in the Offer to Purchase.

$759,948,000 aggregate principal amount of the Securities will be purchased at a price of $1,097.32 per $1,000 principal amount of Securities. The above amounts exclude $1,582,000 aggregate principal amount of Securities that remain subject to the guaranteed delivery procedures described in the Offer to Purchase. The Securities purchased will be retired and cancelled and no longer remain outstanding.

In addition to the payment of the Purchase Price, each Holder whose Securities are validly tendered and delivered (and not validly withdrawn) (including those validly tendered in accordance with the Guaranteed Delivery Procedures) and accepted for purchase will also be paid Accrued Interest equal to interest accrued and unpaid on the Securities from (and including) the immediately preceding interest payment date for the Securities to (but excluding) the Settlement Date.

Accrued Interest will cease to accrue on the Settlement Date, and (in the case of Securities for which the Guaranteed Delivery Procedures are used) no additional accrued interest will be paid in respect of the period from the Settlement Date to the Guaranteed Delivery Settlement Date.

The Purchase Price and the Accrued Interest for the Securities validly tendered (and not validly withdrawn) in the Tender Offer will be paid on the Settlement Date or the Guaranteed Delivery Settlement Date, as applicable (subject to any postponement of the applicable Settlement Date or the Guaranteed Delivery Settlement Date, as applicable, as described in the Offer to Purchase).

The settlement date for the Tender Offer will be 5 November 2021 (or 8 November 2021 in the case of Securities delivered pursuant to the guaranteed delivery procedures). Capitalised terms in this announcement and not defined have the meaning assigned to them in the Offer to Purchase dated 28 October 2021.

On 3 November 2021, Rio Tinto issued a notice of redemption for all of the Securities that remain outstanding following the completion of the Tender Offer, with 3 December 2021 being the date fixed for such redemption. For additional information, note holders may call the trustee and paying agent, The Bank of New York Mellon, at +1-212 815-5811.

The Lead Dealer Managers for the Tender Offer are Citigroup Global Markets Limited, Credit Agricole Securities (USA) Inc. and Merrill Lynch International.

Questions regarding the Tender Offer may be directed to:

Citigroup Global Markets Limited
Canada Square
Canary Wharf
United Kingdom
Attention: Liability Management Group
Telephone (Europe):
 + 44 20 7986 8969
Telephone (U.S. Toll Free):
+1 (800) 558 3745
Telephone (U.S.):
+1 (212) 723-6106
Email: liabilitymanagement.europe@citi.com

Credit Agricole Securities (USA) Inc.
1301 Avenue of the Americas, 17th Floor
New York, New York 10019
United States
Attention: Debt Capital Markets/Liability Management
Telephone (U.S. Toll Free):
+1 (866) 807-6030
Email: us.liabilitymanagement@ca-cib.com

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom
Attention: Liability Management Group
Telephone (Europe):
+ 44 20 7996 5420
Telephone (U.S. Toll Free):
+1 (888) 292-0070
Telephone (U.S.):
+1 (980) 387-3907
Email: DG.LM-EMEA@bofa.com

Copies of the Offer to Purchase and the Notice of Guaranteed Delivery may be obtained from the Depositary and Information Agent, Global Bondholder Services Corporation at +1 (866) 470 3700 (toll-free) or +1 (212) 430 3774 (collect), by email at contact@gbsc-usa.com or in writing at 65 Broadway, Suite 404, New York, New York 10006.

NOTICE AND DISCLAIMER

This announcement must be read in conjunction with the Offer to Purchase. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by each of Rio Tinto Finance (USA) Limited, Rio Tinto plc, Rio Tinto Limited, the Dealer Managers, the Depositary and Information Agent to inform themselves about and to observe any such restrictions.

Forward-looking statements
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding the Tender Offer, are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this press release. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia
Jonathan Rose
M +61 447 028 913

Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Investor Relations, Australia
Natalie Worley
M +61 409 210 462

Amar Jambaa
M +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

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